Exhibit 99.1

Yimutian Inc. Announces Results of 2026 Annual General Meeting

BEIJING, September 2, 2026 – Yimutian Inc. (“Yimutian” or “Company”) (Nasdaq: YMT), a leading agricultural digital service company in China, today announced that the following proposed resolutions submitted for shareholder approval as set forth in the notice of annual general meeting dated August 11, 2026 have been adopted at its 2026 annual general meeting of shareholders held on August 31, 2026:

1.	as a special resolution, THAT the number of votes that each Class B ordinary share, par value US$0.00001 each, shall entitle the holder thereof on all matters subject to vote at general meetings of the Company from twenty (20) to one thousand (1,000).

2.	as an ordinary resolution, THAT the authorized share capital of the Company be varied

FROM: US$200,000 divided into 20,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 16,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 800,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 3,200,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles.

TO: US$2,000,000 divided into 200,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 160,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 32,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles by the creation of additional authorized but unissued (a) 144,000,000,000 Class A Ordinary Shares; (b) 7,200,000,000 Class B Ordinary Shares and (c) 28,800,000,000 shares of such class or classes (however designated) as the Board may determine in accordance with the Articles.

3.	as a special resolution, THAT the Company’s Thirteenth Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourteenth Amended and Restated Memorandum and Articles of Association.

About Yimutian Inc.

Yimutian Inc., founded in 2011 and headquartered in Beijing, is a leading digital service provider covering China’s entire agricultural value chain. Leveraging AI, big data and other digital technologies, the company provides services across every key stage of the agricultural ecosystem—from production and distribution to consumption—and has built an AI-powered agricultural service platform connecting farms to tables and origins to cities.

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